

Louis Ferro · 3rd

Beyond Net Zero – Carbon Negative

New York, New York, United States · 500+ connections ·

Contact info

 **Chobe Advisers, LLC**

Saint John's University

Experience

Managing Partner

Chobe Advisers, LLC

2001 – Present · 20 yrs

New York

Chobe Advisers is an advisory firm focused on strategic management consulting and development of high impact closed loop energy & agriculture projects with an ESG approach. The team leverages relationships built around decades of strategic consulting and managing projects across the globe to provide clients with the team's relationships and expertise in renewable energy, commodities (Energy, Mining & Agriculture), Life Sciences, technology, logistics, finance, and venture capital.

The Chobe team has extensive experience evaluating, advising, financing, and/or c …see more

 **Chobe Advisers LLC - Energy & Commoditie…**

Chairman & President

Empire State Greenhouses, LLC

Sep 2017 – Present · 3 yrs 7 mos

Cobleskill, NY

Empire State Greenhouses, LLC (ESG), a subsidiary of Chobe Advisers, LLC, is developing a high impact closed loop energy & agriculture projects with an Environmental, Social & Governance approach. Located in Cobleskill, NY, ESG is currently developing a sustainable vertical agriculture project to mass-produce up to 50 different types of Certified O ...see more

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Adjunct Lecturer - Graduate Business School

Mercy College

Sep 2014 – Present · 6 yrs 7 mos

New York

Teaching Graduate Business courses in the MBA, HR and MSOL programs: Ethics in Leadership; Leading Team Projects; Building Sustainable Organizations; Developing Learning Systems; Collaborative Communication; Becoming A Transformational Leader; Implementing Change Initiatives; Aligning Meaning and Purpose; Communication Processes; Org ...see more

CEO

Galileo Interactive

2000 – 2002 · 2 yrs

Mr. Ferro pursued his entrepreneurial interests in the Internet and technology space launching Galileo Interactive, a Silicon Alley company, that provided customized Content Management Solutions for tracking and enabling the legal and secure transfer of digital media. Mr. Ferro successfully raised several rounds of investment capital and, subsequently, led a s ...see more

Consultant - Digitial Media, Los Angeles/NY

Consultant / Independent

1999 – 2000 · 1 yr

Mr. Ferro served as an adviser and consultant to numerous technology companies focused on the emerging digital rights management space. Clients included online music entities, music behemoths, media companies, and start-ups, along with hardware/software manufacturers and content providers. Mr. Ferro represented clients at industry forums including tl ...see more

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Education



Saint John's University

M.A., International Relations and Political Philosophy

1992

 **CUNY New York City College of Technology**
Architecture + Design

 **Iona College**
BA, Political Science and Government

Skills & endorsements

Start-ups · 99+

 Endorsed by **DR. LISA CHRISTIANSEN and 10 others who are highly skilled at this**

Endorsed by **3 of Louis' colleagues at Chobe Advisers, LLC**

Entrepreneurship · 99+

 Endorsed by **DR. LISA CHRISTIANSEN and 14 others who are highly skilled at this**

Endorsed by **3 of Louis' colleagues at Chobe Advisers, LLC**

Strategic Partnerships · 99+

 Endorsed by **David Caffey and 1 other who is highly skilled at this**

Endorsed by **2 of Louis' colleagues at Chobe Advisers, LLC**

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